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                                UNITED STATES                    OMB NUMBER
                      SECURITIES AND EXCHANGE COMMISSION         3235-0058
                           Washington, D.C.  20549               SEC FILE NUMBER
                                                                 0-26567
                                 FORM 12B-25                     CUSIP NUMBER
                                                                 26873Q
                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q  [ ] Form N-SAR
              For the Quarter Ended: SEPTEMBER 30, 2001
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION


e-MedSoft.com
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Full Name of Registrant


n/a
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Former Name if Applicable


200 Brickstone Square, Suite 403
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Address of Principal Executive Office (STREET AND NUMBER)


Andover, Massachusetts  01810
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]         (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company had significant transactions and administrative transition during the most recent quarter as a result of its acquisition of Chartwell Diversified Services, Inc. ("Chartwell") on August 6, 2001. As a result, the Company has been unable to file the 10-Q by the prescribed date without unreasonable effort and expense.


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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         GORDON M. BAVA                 310               312-4000
         ---------------------------------------------------------------
            (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                   [X] Yes [  ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                   [X] Yes [  ] No

         See Exhibit 99.1

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                                  e-MedSoft.com
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2001         By /s/ George A. Kuselias
                                    -------------------------------------------
                                    George A. Kuselias, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001)
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EXHIBIT 99     Additional Exhibits

EXHIBIT 99.1 Narrative And Quantitative Explanation Of Change In Results Of Operations

The Company expects to report net revenues from continuing operations during the quarter ended September 30, 2001, that are greater than the reported revenues of approximately $23.4 million for the quarter ended September 30, 2000, and a net loss from continuing operations for the quarter ended September 30, 2001 that is greater than the reported net loss of $13.9 million for the quarter ended September 30, 2000.